COSTO INC.

Shierweilu Nanjingjie Street №67

Heping District, Shenyang

Liaoning, China 110003

Tel. +8618524471647

June 16, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Ms. Tonya Aldave

Costo Inc.

Registration Statement on

Form S-1 (File No. 333-201851)

Dear Ms. Tonya Aldave:

Pursuant to our telephone conversation on June 16, 2015, the Company hereby respectfully requests the immediate withdrawal of its letter dated June 11, 2015, requesting acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-201851).

Regards,

COSTO INC.

By:	/s/	Yuhua Xu
	Name:	Yuhua Xu
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)